BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                Buenos Aires, September 28, 2009

Comision Nacional de Valores
(National Securities Commission)
25 de Mayo 175
(C1002ABC) Buenos Aires

        Ref.: Banco de Galicia y Buenos Aires S.A. - Material Information

Dear Sirs,

          We write to you in order to announce to such Commission the result of the Bank's offer to purchase for cash any and all of its outstanding ordinary negotiable obligations, not convertible into shares, unsecured, denominated in US Dollars, Class A, due in 2014, issued under its US$2,000,000,000 Global Medium Term Note Program, in order to buy back and to cancel them.

          The tender offer expired at 5.00 p.m. New York City time and 6.00 p.m. Buenos Aires City time, on Friday, September 25, 2009, at which time the Bank was advised by Banco Santander Rio S.A., in its capacity of Registrar Agent in Argentina, the aggregate principal amount of the negotiable obligations tendered, received and not validly withdrawn was US$ 26,801,427, which represents approximately 11.4% of the aggregate principal amount of negotiable obligations outstanding. The Bank announced today that it has accepted for purchase all of the negotiable obligations validly tendered as of the expiration date. The settlement date for the tender offer will be on October 2, 2009.

Yours faithfully,


                           --------------------------
                                Patricia Lastiry
                        Responsible for Market Relations